                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K




             For Annual Reports of Employee Stock Purchase, Savings
                   and Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934






(Mark One)

(X)Annual report pursuant to Section 15(d)of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1996

                                       Or

( )Transition report pursuant to Section 15(d)of the Securities Exchange Act of
     1934
   For the transition  period from  ____________  to  ____________
   Commission file number_______________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Burlington Resources Inc. Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Burlington Resources Inc., 5051 Westheimer, Suite 1400, Houston, Texas 77056

                BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES


                      As of December 31, 1996 and 1995 and

                      for the Year Ended December 31, 1996

                Burlington Resources Inc. Retirement Savings Plan


                                Table of Contents




                                                                       Page
Financial Statements
     Statement of Net Assets Available for Benefits as
       of December 31, 1996 and 1995                                      2

     Statement of Changes in Net Assets Available for
       Benefits for the year ended December 31, 1996                      3

     Notes to Financial Statements                                        4

Report of Independent Accountants                                        14


Supplemental Schedules

     Schedule I - Schedule of Assets Held for Investment Purposes
                    as of December 31, 1996                              15

     Schedule II -Schedule of Reportable Transactions for the
                    year ended December 31, 1996                         18


Exhibits

     23   Consent of Independent Accountants                             21


                Burlington Resources Inc. Retirement Savings Plan
                 Statement of Net Assets Available for Benefits





                                                                           December 31,
                                                                    ---------------------------
                                                                        1996           1995
                                                                    ------------   ------------
ASSETS

Investments
  At fair value
     Common Stock
      Company Stock Fund, cost $18,606,817 and
        $24,570,618, respectively ................................. $ 24,803,693   $ 27,427,390
     Common and Collective Trusts
      S&P 500 Index Fund, cost $18,816,914 and
        $16,436,795, respectively .................................   26,937,750     21,260,581
      Real Estate Fund, cost $0 and
        $706,598, respectively ....................................         --          733,100
     Registered Investment Companies
      International Equity Fund, cost $8,555,510 and
        $6,892,449, respectively ..................................    9,991,977      8,003,399
      Over-the-Counter Equity Fund, cost $12,577,265
        and $9,352,401, respectively ..............................   14,498,026     10,980,730
      Balanced Index Fund, cost $5,002,704
        and $0, respectively ......................................    5,248,521           --
  At contract value
     Unallocated Contracts
      Income Fund, investment contracts with insurance companies...   58,022,984     67,215,904
      Income Fund, investment contract with bank ..................    8,307,122      7,816,562
  At cost, which approximates fair value
      Loan Fund ...................................................    5,873,596      6,684,670
      Cash and cash equivalents ...................................    3,411,147      1,164,868
                                                                    ------------   ------------
            Total investments .....................................  157,094,816    151,287,204
                                                                    ------------   ------------

Receivables
  Dividends and interest ..........................................       77,774        284,301
  Employer contributions ..........................................         --          243,935
  Participant contributions .......................................         --          533,385
                                                                    ------------   ------------

            Total receivables .....................................       77,774      1,061,621
                                                                    ------------   ------------

               Total assets .......................................  157,172,590    152,348,825
                                                                    ------------   ------------

LIABILITIES

Administrative expense payable ....................................       65,955         50,735
                                                                    ------------   ------------

               Net assets available for benefits .................. $157,106,635   $152,298,090
                                                                    ============   ============


   The accompanying notes are an integral part of these financial statements.



                Burlington Resources Inc. Retirement Savings Plan
                       Statement of Changes in Net Assets
                             Available for Benefits

                                                Year Ended
                                                December 31,
                                                    1996
                                                ------------
Interest income ............................... $  5,046,060

Dividends
    Company Stock Fund ........................      359,182
    International Equity Fund .................      110,800
    Over-the-Counter Equity Fund ..............       32,898
    Balanced Index Fund .......................      115,055

Net appreciation in the fair
  value of investments ........................   16,978,996
                                                ------------

        Net investment income .................   22,642,991
                                                ------------

Contributions
    Employer ..................................    6,555,051
    Participant ...............................    8,439,741
                                                ------------

        Total contributions ...................   14,994,792
                                                ------------

Participant withdrawals and distributions .....   32,554,866
Administrative expense ........................      274,372
                                                ------------

        Total expenses ........................   32,829,238
                                                ------------

        Net increase ..........................    4,808,545

Net assets available for benefits
    Beginning of year .........................  152,298,090
                                                ------------

    End of year ............................... $157,106,635
                                                ============


   The accompanying notes are an integral part of these financial statements.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes to Financial Statements

1.   Plan Description

     General

     The  following   description  of  the  Burlington   Resources  Inc.  ("BR")
     Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

     The Plan is a trusteed, contributory plan, administered by a committee of BR executives ("Management"), for eligible employees of the participating employer companies which include BR and Burlington Resources Oil & Gas Company (formerly known as Meridian Oil Inc.), which is a wholly-owned subsidiary of BR. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as Amended.

     Participant contributions are made on a before-tax and after-tax basis. Federal income taxes on the earnings of the investments are deferred until amounts are withdrawn from the Plan.

     Investment Funds

     A  participant   can  direct  the   investment  of  account   balances  and
     contributions to any one or more of the following investment funds.

     Company Stock Fund - Invested in common stock of BR.

     S&P 500 Index Fund - Invested in a diversified portfolio of common stock and other equity securities. This fund is managed by Northern Trust Company to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index.

     International Equity Fund - Invested primarily in the equity securities of companies based outside the United States. This registered investment fund is a publicly traded mutual fund known as the Vanguard World Fund -
     International Growth Portfolio and is managed by Schroeder Capital Management International.

     Over-the-Counter ("OTC") Equity Fund - Invested primarily in securities traded in the OTC securities market. This registered investment fund is a publicly traded mutual fund known as the Fidelity OTC Portfolio and is managed by Fidelity Management and Research.

     Real Estate Fund - Effective June 30, 1996, the Real Estate Fund is no longer an investment option of the Plan, as approved by Management. All assets within this fund were redirected to other investment funds as specified by the participants.

     Balanced Index Fund - The Vanguard Balanced Index Fund was added as an investment option as of July 1, 1996. This registered investment fund is a publicly traded mutual fund that invests approximately 60 percent in equity securities, which attempts to mirror the Willshire 5000 Equity Index, and 40 percent in high-quality bonds, which attempts to mirror the Lehman Brothers Aggregate Bond Index.

     Income Fund - Invested primarily in a diversified portfolio of investment contracts offered by major insurance companies and financial institutions. This fund is managed by PRIMCO Capital Management, Inc.

     The following number of employees were participating in the various funds at December 31, 1996 and 1995, respectively.

                                              1996       1995

             Company Stock Fund              1,038      1,347
             S&P 500 Index Fund              1,118      1,132
             Income Fund                     1,189      1,571
             OTC Equity Fund                   852        865
             International Equity Fund         680        697
             Balanced Index Fund               180         -
             Real Estate Fund                   -         148

     Loans

     The Plan may make loans to actively employed participants of not less than $1,000 nor more than 50% of the first $100,000 of the balance in the participant's account (excluding any Individual Retirement Account ("IRA") balance). The 50% limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on loans is 1% above the prime rate, which is determined at the first of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from one to five years. Repayments are made through payroll deductions and are reinvested in Plan funds at the borrowing participant's directions. Loans outstanding are included in the Loan Fund in the accompanying Statement of Net Assets Available for Benefits.

     Contributions

     A participant may elect to make regular semi-monthly basic contributions (either before-tax or after-tax)from 2% to 8% of his or her total eligible compensation. The employer company matches, by cash payment, up to 6% of total eligible compensation of a participant with less than 10 years of service and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, if a participant has elected the maximum basic contribution eligible for a matching company contribution, he or she may make supplemental contributions (after-tax) to the Plan of 1% to 5% of his or her eligible total compensation. A participant may also elect to have all or a portion of the allocation available under the BR FlexPlan transferred to the Plan as flex contributions. (The BR FlexPlan is an employee benefit for eligible participants to receive discretionary amounts from participating employers. Each participant is allowed to have those amounts contributed to his or her Plan account.) In addition, a participant may make an approved rollover contribution of a distribution received from another qualified employee benefit plan.

     Vesting

     All employer and participant contributions are paid to the Plan's trustee semimonthly. A participant's rights to basic, supplemental, company match, flex, IRA and rollover accounts are 100% vested and nonforfeitable at all times.

     Withdrawals and Distributions

     The Plan provides for several different types of in-service withdrawals to participants. Early withdrawals from the participant's basic company match and rollover accounts are limited to financial hardship and may be subject to income taxes and penalties. Upon the separation from service, a participant's account balance may be distributed in a lump sum. A participant whose account balance exceeds $3,500 may elect a deferred distribution or installment payments over a period ending not later than April 1 of the year following the calendar year in which the participant attains age 70-1/2.

     Termination

     While the Board of Directors of BR has not expressed any intention to do so, they may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their asset account balances existing at the date of termination.

     Income Taxes

     The  Internal   Revenue   Service  advised  BR  on  August  30,  1995,  via
     determination  letter,  that the Plan  constitutes  a qualified  plan under
     Section 401(a) of the Internal Revenue Code. The trust is therefore exempt from Federal income taxes.

2.   Accounting Policies

     Principles of Reporting

     The accounting records of the Plan are maintained on the accrual basis in accordance with Generally Accepted Accounting Principles ("GAAP"), except for benefit claims as discussed in Note 4. The preparation of the Plan's financial statements in conformity with GAAP requires certain estimates and assumptions. Actual results could differ from estimates. The financial statements for previous periods include certain reclassifications that were made to conform to current presentation. Such reclassifications have no impact on previously reported Net Assets Available for Benefits.

     Investments

     All Plan investments, except for investment contracts, are carried at quoted market prices, estimated fair values or at cost which approximates fair value to recognize currently any unrealized appreciation or depreciation of investments. Investments in registered investment company funds are carried at fair value as determined by the fund manager based on the fair value of the underlying securities. Investment contracts, which are fully benefit responsive, are carried at contract value. The fair value of investment contracts as of December 31, 1996 and 1995 was approximately $68,100,000 and $76,700,000, respectively. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 1996 and 1995 was 6.51% and 6.34%, respectively. The crediting interest rates ranged from 4.50% to 9.25% at December 31, 1996 and 3.55% to 9.32% at December 31, 1995. No valuation reserve was recorded at December 31, 1996 or 1995. Loans to participants are carried at the original loan principal balance, less principal payments, which approximates fair value.

     Purchases and Sales of Securities

     Purchases and sales of securities are reflected on a settlement-date basis. The basis of securities sold is determined by average cost.

     Dividend and Interest Income

     Dividend and interest income from investments is recorded as earned and allocated to participants based upon the participant's proportionate share of assets in each investment fund.

     Expenses and Fees

     Certain administrative expenses and professional fees incurred by the Plan, for active participants, are paid by BR. Deferred participants (retired and severed employees) are charged an annual administrative fee to maintain their accounts. Trustee expenses and certain investment fees are charged to the participants.

     Net Appreciation (Depreciation) in the Fair Value of Investments

     Net appreciation (depreciation) in the fair value of the Plan investments which consists of net realized and unrealized appreciation (depreciation) are presented in the Statement of Changes in Net Assets Available for Benefits. This appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

3.   Net Appreciation in the Fair Value of Investments

     Following is a summary of the components of the net appreciation in the fair value of investments.


                                                      Year Ended
                                                      December 31,
                                                         1996
                                                      -----------

     Market values determined by quoted
       market prices
        Company common stock ........................ $ 7,625,932
        Registered investment companies .............   4,227,897
     Estimated market values
        Common and Collective Trusts ................   5,125,167
                                                      -----------

          Total net appreciation .................... $16,978,996
                                                      ===========


4.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits as presented in the Statement of Net Assets Available for Benefits on page 2 of these financial statements to Form 5500.

                                                                  December 31,
                                                          --------------------------
                                                                1996         1995
                                                          ------------- ------------

     Net assets available for benefits per the financial
         statements ....................................  $157,106,635  $152,298,090

     Amounts allocated to withdrawing participants .....      (275,873)      --
                                                          ------------- ------------

     Net assets available for benefits per Form 5500 ...  $156,830,762  $152,298,090
                                                          ============= ============



     The following is a reconciliation of benefits paid to participants as presented in the Statement of Changes in Net Assets Available for Benefits on page 3 of these financial statements to Form 5500.

                                                                Year Ended
                                                                December 31,
                                                                    1996
                                                                -----------
     Participant withdrawals and distributions per the
         financial statements ................................  $32,554,866

     Amounts allocated to withdrawing participants at
         December 31, 1996 ...................................      275,873
                                                                -----------

     Participant withdrawals and distributions per Form 5500 .  $32,830,739
                                                                ===========


     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 but have not yet been paid.

5.   Concentration of Credit Risk

     The Plan invests in various investment vehicles based upon the individual participant's requests for portfolio investment. The Plan consists of six investment options as described in Note 1. The Income Fund holds approximately 42% and 50% of the investments of the Plan at December 31, 1996 and 1995, respectively. This fund invests primarily in investment contracts with insurance companies and other financial institutions. Management believes that the investment contracts are well diversified and that no investment in any one company subjects the Plan to any material concentration of credit risk.

6.   Investments

     Investments that comprised 5% or more of the net assets available for benefits follow.


                                                               December 31,
                                                         -------------------------
                                                             1996          1995
                                                         -----------   -----------
     BR common stock ................................... $24,803,693   $27,427,390

     Northern Trust Collective Daily Stock
         Index Fund .................................... $26,937,750   $21,260,581

     Vanguard World Fund -
         International Growth Portfolio ................ $ 9,991,977   $ 8,003,399

     Fidelity Securities Fund
         OTC Portfolio ................................. $14,498,026   $10,980,730

     Bankers Trust (Delaware)
         guaranteed investment contract #92-493 ........ $ 8,307,122   $ 7,816,562

     Provident Life & Accident Insurance Company
         guaranteed investment contract #630-05573 ..... $ 8,363,163   $ 7,905,068




7.   Fund Information - allocation of Net assets available for benefits to investment programs

                                                                       December 31, 1996
                                                  --------------------------------------------------------------------------
                                                    Company         S&P 500      International    OTC Equity      Balanced
                                                  Stock Fund      Index Fund      Equity Fund        Fund        Index Fund
                                                  -----------    ------------    -------------    -----------    -----------

     Investments
     At fair value
             BR common stock .................... $24,803,693
             Equity interests ...................                 $26,937,750     $ 9,991,977     $14,498,026     $5,248,521
     At contract value
             Investment contracts with
                 insurance companies ............
             Investment contract with bank ......
     At cost, which approximates fair value
             Loans ..............................
             Cash and cash equivalents ..........   1,084,862         355,067          77,548         130,231         37,050
     Dividends and interest receivable ..........      70,825             218              82             117             42
                                                  -----------     -----------     -----------    ------------    -----------

                Total Assets ....................  25,959,380      27,293,035      10,069,607      14,628,374      5,285,613
                                                  -----------     -----------     -----------    ------------    -----------

     Administrative expense payable .............       3,284           7,181           1,437           1,718          1,067
                                                  -----------     -----------     -----------    ------------    -----------

                Net assets available for benefits $25,956,096     $27,285,854     $10,068,170     $14,626,656     $5,284,546
                                                  ===========     ===========     ===========    ============    ===========







                                                               December 31, 1996
                                                  ------------------------------------------
                                                    Income          Loan
                                                     Fund           Fund           Total
                                                  -----------    ----------    -------------
     Investments
     At fair value
             BR common stock ....................                              $ 24,803,693
             Equity interests ...................                                56,676,274
     At contract value
             Investment contracts with
                 insurance companies ............ $58,022,984                    58,022,984
             Investment contract with bank ......   8,307,122                     8,307,122
     At cost, which approximates fair value
             Loans ..............................                $5,873,596       5,873,596
             Cash and cash equivalents ..........   1,726,389                     3,411,147
     Dividends and interest receivable ..........       6,490                        77,774
                                                  -----------    ----------    ------------

                Total Assets ....................  68,062,985     5,873,596     157,172,590
                                                  -----------    ----------    ------------

     Administrative expense payable .............      36,268        15,000          65,955
                                                  -----------    ----------    ------------

                Net assets available for benefits $68,026,717    $5,858,596    $157,106,635
                                                  ===========    ==========    ============


7.     Fund Information - allocation of Net assets available for benefits to investment programs

                                                                              December 31, 1995
                                                  --------------------------------------------------------------------------
                                                   Company        S&P 500        International    OTC Equity     Real Estate
                                                  Stock Fund     Index Fund       Equity Fund        Fund           Fund
                                                  -----------    -----------     -------------    -----------    -----------
Investments
At fair value
        BR common stock ......................... $27,427,390
        Equity interests ........................                $21,260,581      $8,003,399      $10,980,730    $733,100
At contract value
        Investment contracts with
            insurance companies .................
        Investment contract with bank ...........
At cost, which approximates fair value
        Loans ...................................
        Cash and cash equivalents ...............   1,084,799
Dividends and interest receivable ...............     130,242         22,322          11,426           16,163       1,032
Employer contributions receivable ...............      53,585         43,225          19,292           29,501       2,071
Participant contributions receivable ............     112,484         98,920          45,522           73,336       4,274
Interfund receivable (payable) ..................     123,980        (26,908)                         (26,830)
                                                  -----------    -----------      ----------      -----------    --------

                Total assets ....................  28,932,480     21,398,140       8,079,639       11,072,900     740,477

Administrative expense payable ..................       3,298          4,995           1,325            1,550         793
                                                  -----------    -----------      ----------      -----------    --------

                Net assets available for benefits $28,929,182    $21,393,145      $8,078,314      $11,071,350    $739,684
                                                  ===========    ===========      ==========      ===========    ========






                                                                December 31, 1995
                                                  --------------------------------------------
                                                     Income           Loan
                                                      Fund            Fund            Total
                                                  -------------    -----------    ------------
Investments
At fair value
        BR common stock .........................                                 $ 27,427,390
        Equity interests ........................                                   40,977,810
At contract value
        Investment contracts with
            insurance companies ................. $67,215,904                       67,215,904
        Investment contract with bank ...........   7,816,562                        7,816,562
At cost, which approximates fair value
        Loans ...................................                  $6,684,670        6,684,670
        Cash and cash equivalents ...............      80,069                        1,164,868
Dividends and interest receivable ...............     103,116                          284,301
Employer contributions receivable ...............      96,261                          243,935
Participant contributions receivable ............     198,849                          533,385
Interfund receivable (payable) ..................     (70,242)
                                                  -----------      ----------    -------------

                Total assets ....................  75,440,519       6,684,670      152,348,825

Administrative expense payable ..................      38,774                           50,735
                                                  -----------      ----------     ------------

                Net assets available for benefits $75,401,745      $6,684,670     $152,298,090
                                                  ===========      ==========     ============


8.Fund Information - allocation of changes in net assets available for benefits to investment programs


                                                                    Year Ended December 31, 1996
                                                  ---------------------------------------------------------------------------
                                                    Company         S&P 500       International    OTC Equity     Real Estate
                                                   Stock Fund     Index Fund       Equity Fund        Fund           Fund
                                                  -----------    -------------    -------------    -----------    -----------
Dividends ....................................... $   359,182                     $   110,800      $    32,898
Interest income .................................      58,063    $     3,489            1,254            1,820
Net appreciation(depreciation)in
   the fair value of investments ................   7,625,932      5,157,122        1,143,388        2,777,182    $(31,955)
                                                  -----------    -----------      -----------      -----------    --------

        Net investment income(loss) .............   8,043,177      5,160,611        1,255,442        2,811,900     (31,955)

Contributions
  Employer ......................................   1,384,504      1,271,666          595,464          880,188      25,053
  Participant ...................................   1,715,421      1,717,953          812,289        1,233,614      30,625
Interfund transfers .............................  (9,862,717)     2,291,570        1,052,268        1,229,458    (743,524)
Withdrawals, distributions and other               (4,253,471)    (4,549,091)      (1,725,607)      (2,599,854)    (19,883)
                                                  -----------    -----------      -----------      -----------    --------
        Net increase (decrease) .................  (2,973,086)     5,892,709        1,989,856        3,555,306    (739,684)
                                                  -----------    -----------      -----------      -----------    --------

Net assets available for benefits
   Beginning of year ............................  28,929,182     21,393,145        8,078,314       11,071,350     739,684
                                                  -----------    -----------      -----------      -----------    --------

   End of year .................................. $25,956,096    $27,285,854      $10,068,170      $14,626,656    $   -
                                                  ===========    ===========      ===========      ===========    ========






                                                                    Year Ended December 31, 1996
                                                  ---------------------------------------------------------------
                                                    Balanced          Income           Loan
                                                   Index Fund          Fund            Fund             Total
                                                  -------------    -------------    ----------       ------------

Dividends ....................................... $  115,055                                         $    617,935
Interest income .................................        726       $ 4,443,789      $  536,919          5,046,060
Net appreciation(depreciation)in
   the fair value of investments ................    307,327                                           16,978,996
                                                  ----------       -----------      ----------       ------------

        Net investment income(loss) .............    423,108         4,443,789         536,919         22,642,991

Contributions
  Employer ......................................     27,085         2,371,091                          6,555,051
  Participant ...................................     37,951         2,891,888                          8,439,741
Interfund transfers .............................  5,302,551         1,508,492        (778,098)            --
Withdrawals, distributions and other                (506,149)      (18,590,288)       (584,895)       (32,829,238)
                                                  ----------       -----------      ----------       ------------

        Net increase (decrease) .................  5,284,546        (7,375,028)       (826,074)         4,808,545
                                                  ----------       -----------      ----------       ------------

Net assets available for benefits
   Beginning of year ............................                   75,401,745       6,684,670        152,298,090
                                                  ----------       -----------      ----------       ------------

   End of year .................................. $5,284,546       $68,026,717      $5,858,596       $157,106,635
                                                  ==========       ===========      ==========       ============

                        Report of Independent Accountants

To the Plan Administrator
Burlington Resources Inc. Retirement Savings Plan


We have audited the financial statements of the Burlington Resources Inc. Retirement Savings Plan (the "Plan") as listed in the accompanying table of contents on Page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents on Page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

Houston, Texas
June 20, 1997

                             SUPPLEMENTAL SCHEDULES

                                                              Schedule I

                                          Burlington Resources Inc. Retirement Savings Plan
                                      Line 27a - Schedule of Assets Held for Investment Purposes
                                                          December 31, 1996

                                                           EIN: 91-1413284
                                                              Plan: 002
                                                            1996 Form 5500


                                                                                         Number of                    (e)
                                                                                         Shares or                  Current
                                                                                         Principal       (d)         Value/
 (a) (b)(c)                                                                                Amount        Cost      Fair Value
                                                                                         ----------   ----------   ----------
     Burlington Resources Cash Clearing Account ......................................   $1,115,396   $1,115,396   $1,115,396
                                                                                                      ----------   ----------
     INCOME FUND

         Temporary Investments
     *    Northern Trust Collective Short-term fund                                      $1,402,693   $1,402,693   $1,402,693
                                                                                                      ----------   ----------

         Investment Contracts
             Insurance company investment contracts at contract value

                 John Hancock Mutual Life Insurance Company
                     #7216, 5.24%, matures 10/6/98 ...................................   $2,935,953   $2,935,953   $2,935,953
                     #7354, 5.81%, matures 4/30/99 ...................................    3,493,834    3,493,834    3,493,834
                     #7474, 7.21%, matures 5/1/04 ....................................    7,488,897    7,488,897    7,488,897
                     #7474-2, 4.50%, matures 7/1/99 ..................................    2,683,069    2,683,069    2,683,069
                 MBL Life Assurance Co. ..............................................
                     #9-5294-1, 5.10%, matures 12/31/99 ..............................       98,672       98,672       98,672
                     #9-5294-2, 5.10%, matures 12/31/99 ..............................      143,848      143,848      143,848
                     #9-5294-3, 5.10%, matures 12/31/99 ..............................      115,912      115,912      115,912
                 MBL Life Assurance Co. ..............................................
                     #6-5294-1, 6.35%, matures 12/31/03 ..............................      732,399      732,399      732,399
                     #6-5294-2, 6.35%, matures 12/31/03 ..............................    1,067,725    1,067,725    1,067,725
                     #6-5294-3, 6.35%, matures 12/31/03 ..............................      860,367      860,367      860,367
                 Prudential Insurance Company
                     #7324-211, 7.57%, matures 5/1/97 ................................    2,433,991    2,433,991    2,433,991
                     #7479-15, 6.16%, matures 2/15/99 ................................    1,035,423    1,035,423    1,035,423
                 Commonwealth
                     #00129TR, 7.485%, matures 4/27/00 ...............................    5,972,982    5,972,982    5,972,982
                 Aetna Life Insurance Company
                     #13823-002, 8.44%, matures 3/31/97 ..............................    1,114,941    1,114,941    1,114,941




                                                               Schedule I

                                            Burlington Resources Inc. Retirement Savings Plan
                                        Line 27a - Schedule of Assets Held for Investment Purposes
                                                            December 31, 1996

                                                            EIN: 91-1413284
                                                               Plan: 002
                                                             1996 Form 5500

                                                                          Number of                         (e)
                                                                          Shares or                       Current
                                                                          Principal          (d)           Value/
 (a)   (b)(c)                                                               Amount           Cost        Fair Value
                                                                         -----------     -----------    ------------

    INCOME FUND, continued
    Continental Assurance Company
        #12625, 8.57%, matures 4/1/97 ..............................     $   775,764     $   775,764    $    775,764
    Provident National Assurance
        #028-05656, 5.05%, matures 7/31/97 .........................           3,486           3,486           3,486
    Massachusetts Mutual
        #10516, 6.27%, matures 10/5/15 .............................       2,264,104       2,264,104       2,264,104
    New York Life Insurance
        #20030-18C, 6.24%, matures 3/2/98 ..........................       1,023,526       1,023,526       1,023,526
        #06753-002, 5.62%, matures 5/14/98 .........................       2,070,519       2,070,519       2,070,519
        #06753, 5.33%, matures 11/28/97 ............................       2,082,067       2,082,067       2,082,067
    Metropolitan Life
        #13025, 6.05%, matures 1/2/01 ..............................       5,716,859       5,716,859       5,716,859
    Provident Life & Accident
        #630-05573, 5.85%, matures 9/1/03 ..........................       8,363,163       8,363,163       8,363,163
    Allstate Life Insurance Company
        #5689, 8.13%, matures 11/1/99 ..............................       2,312,884       2,312,884       2,312,884
    Transamerica Life
        #76573, 6.13%, matures 11/15/04 ............................       3,232,599       3,232,599       3,232,599
                                                                                         -----------     -----------

             Total insurance company investment contracts ..........                     $58,022,984     $58,022,984
                                                                                         -----------     -----------

Bank investment contract at contract value

    Bankers Trust (Delaware)
        #92-493, 6.67%, matures 9/30/00 ............................     $ 8,307,122     $ 8,307,122       8,307,122
                                                                                         -----------     -----------

            Total investments - Income Fund ........................                     $67,732,799     $67,732,799
                                                                                         -----------     -----------

                                                              Schedule I

                                      Burlington Resources Inc. Retirement Savings Plan
                                      Line 27a - Schedule of Assets Held for Investment Purposes
                                                          December 31, 1996

                                                           EIN: 91-1413284
                                                              Plan: 002
                                                            1996 Form 5500


                                                                             Number of                        (e)
                                                                             Shares or                      Current
                                                                             Principal          (d)          Value/
(a) (b)(c)                                                                     Amount           Cost       Fair Value
                                                                           -------------   ------------   ------------
     LOAN FUND

         Loan fund, 7% to 10% ..........................................   $   5,873,596   $     --       $  5,873,596
                                                                                           ------------   ------------

     Determined by Quoted Market Price

     COMPANY STOCK FUND

 *     BR common stock                                                           492,381   $ 18,606,817   $ 24,803,693
 *     Northern Trust Collective Short-term Fund                           $     893,058        893,058        893,058
                                                                                           ------------   ------------

                 Total investments - Company Stock Fund ................                   $ 19,499,875   $ 25,696,751
                                                                                           ------------   ------------

     INTERNATIONAL EQUITY FUND

             Vanguard World Fund - International Growth Portfolio ......         607,046   $  8,555,510   $  9,991,977
                                                                                           ------------   ------------

     OTC EQUITY FUND

             Fidelity Securities Fund OTC Portfolio ....................         443,229   $ 12,577,265   $ 14,498,026
                                                                                           ------------   ------------

     BALANCED INDEX FUND

             Vanguard Balanced Index Fund ..............................         377,048   $  5,002,704   $  5,248,521
                                                                                           ------------   ------------

     Determined by Estimated Fair Value

     S&P 500 INDEX FUND

 *     Northern Trust Daily Stock Index Fund                                   1,520,189   $ 18,816,914   $ 26,937,750
                                                                                           ------------   ------------

            Total investments .........................................                    $133,300,463   $157,094,816
                                                                                           ============   ============



                                                              Schedule II

                                            Burlington Resources Inc. Retirement Savings Plan
                                             Line 27d - Schedule of Reportable Transactions
                                                      Year Ended December 31, 1996

                                                           EIN: 91-1413284
                                                               Plan: 002
                                                            1996 Form 5500


                     (b)                           (c)           (d)           (f)            (g)             (h)             (i)
                                                                                                            Cost of
                                                Purchase       Selling     Transaction     Historical      Securities         Net
          Description of Securities               Price         Price         Fees            Cost         Purchased       Gain/Loss
-------------------------------------------   ------------   -----------   -----------    -----------      ----------      ---------

Single Transactions

None




                                                              Schedule II

                                            Burlington Resources Inc. Retirement Savings Plan
                                              Line 27d - Schedule of Reportable Transactions
                                                      Year Ended December 31, 1996

                                                             EIN: 91-1413284
                                                                Plan: 002
                                                             1996 Form 5500


                       (b)                              (c)          (d)           (f)          (g)           (h)           (i)
                                                                                                         Current Value
                                                                                 Expense                  of Asset on
                                                     Purchase       Selling   Incurred with    Cost of    Transaction        Net
         Description of Asset                          Price         Price     Transaction      Asset         Date          Gain
-----------------------------------                ------------   -----------   ----------   -----------  ------------   -----------

Series of Transactions
BR common stock
    259,433 shares bought in 31 transactions ....  $10,820,107                  $   12,972   $10,820,107   $10,820,107
    430,551 shares sold in 54 transactions ......                 $19,570,245       22,364    15,479,163    19,570,245    $4,068,718

Northern Trust Daily Stock Index Fund
    475,080 units bought in 130 transactions ....     7,518,276                                7,518,276     7,518,276
    423,725 units sold in 102 transactions ......                   6,905,434                  5,045,362     6,905,434     1,860,072

Fidelity OTC Portfolio
    295,345 units bought in 130 transactions ....     9,290,185                                9,290,185     9,290,185
    136,024 units sold in 97 transactions .......                   4,406,294                  3,721,353     4,406,294       684,941



                                                                          Schedule II

                                                       Burlington Resources Inc. Retirement Savings Plan
                                                        Line 27d - Schedule of Reportable Transactions
                                                                 Year Ended December 31, 1996

                                                                        EIN: 91-1413284
                                                                           Plan: 002
                                                                        1996 Form 5500

                       (b)                              (c)           (d)           (f)           (g)           (h)          (i)
                                                                                                           Current Value
                                                                                 Expense                    of Asset on
                                                      Purchase      Selling   Incurred with     Cost of     Transaction       Net
         Description of Asset                           Price        Price     Transaction       Asset         Date          Gain
-------------------------------------------------   ----------     ----------   ----------    -----------   -----------    ---------

Series of Transactions
Allstate investment contract # 5689
    6,858,864 shares purchased in 20 transactions   $6,858,864                                $ 6,858,864   $ 6,858,864
    6,723,082 shares sold in 11 transactions                       $6,723,082                   6,723,082     6,723,082

Commonwealth Life Insurance investment
  contract # 00129TR
    9,114,876 shares bought in 2 transactions        9,114,876                                  9,114,876     9,114,876
    3,141,894 shares sold in 3 transactions                         3,141,894                   3,141,894     3,141,894

Northern Trust Collective Short-term Fund
     56,223,405 increases on 132 days                                                          56,223,405    56,223,405
     53,977,127 decreases on 126 days                                                          53,977,127    53,977,127

Loan Fund
    3,440,063 shares bought in 53  transactions      3,440,063                                  3,440,063     3,440,063
    4,283,998 shares bought in 66 transactions                      4,283,998                   4,283,998     4,283,998


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            BURLINGTON RESOURCES INC.
                                            RETIREMENT SAVINGS PLAN



     Date:  June 27, 1997                   /s/William B. Usher
                                            William B. Usher
                                            Vice President, Human Resources
                                            and Administration